Exhibit 99.1

Amendment to the 1993 Stock Option Plan, as Amended & Restated, of Biovail Corporation dated March 14, 2007

THIS AMENDMENT, effective March 14, 2007, is made to the 1993 Stock Option Plan, as Amended & Restated, of Biovail Corporation, as amended (the “1993 Stock Option Plan”).

WHEREAS, on March 14, 2007, the Board of Directors of Biovail Corporation approved certain amendments to the transferability provisions of the 1993 Stock Option Plan, which amendments did not require shareholder approval;

NOW THEREFORE the 1993 Stock Option Plan is hereby amended as follows:

1.               Section 7(h) is hereby amended by inserting, at the end of that section, immediately following the word “Optionee”, the following:

“; provided that no such transfer may occur where such transfer is to be made for consideration.”.